Filed pursuant to Rule 424(b)(3)
File No. 333-119338

                                 June 19, 2008

SUPPLEMENT DATED JUNE 19, 2008 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND MAY PERFORMANCE UPDATE

FUND	MAY	2008 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	2.11%	13.89%	$ 76.4M	$1,491.410
Grant Park Futures Fund Class B Units	2.03%	13.49%	$461.4M	$1,296.786
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Grant Park’s positions in the energy complex were again the drivers in the portfolio’s performance this month.  Still predominantly long across the sector, Grant Park earned substantial profits as the energy markets endured a strong sector-wide uptrend.  The biggest contributions came from rallies in the crude oil markets.  Despite some intra-month price swings, crude oil finished the month $14.62 per barrel (or 12.97%) higher than last month’s close. Although the price of crude was most heavily affected this month by swings in the U.S. dollar, price shifts in the energy markets were also caused by increased energy demand from China after a horrid earthquake rattled the nation’s hydroelectric power markets.

Due to short positions in the European financial markets, the portfolio performed particularly well in the fixed income sector.  The most notable positions were those in the Euro bund and Euribor (European Interbank Offered Rate) markets.  On strong economic data throughout the month, speculators began to adopt a view that the European economy may be in an upswing.  This renewed confidence drove up yields on most major financial instruments, pushing prices in the futures markets (which move inversely to yields) downwards.   Although ultimately profitable in the sector, short positions in U.S. fixed income markets experienced setbacks.  Continued domestic economic distress moved the U.S. based Eurodollar market upwards against the portfolio’s short positions.

The continuing woes of a weakened global economy helped Grant Park’s currency positions in May.  Mixed economic reports from the U.S., Great Britain, the Eurozone, and Australia caused big moves in the currency markets both with and against the portfolio’s positions.  Grant Park fared well as profits stemming from short dollar positions against the Aussie dollar, Turkish lira, and Mexican peso outweighed losses sustained from the more established currencies such as the British pound, euro, and Canadian dollar.

The bulk of the portfolio’s setbacks in May stemmed from positions in the equity indices markets.  Grant Park’s continued short exposure to the U.S. equity markets experienced losses as the front contract in the e-mini S&P 500 rallied 5.82%.  Short positions in France’s CAC40 and Germany’s Dax indices also produced losses, as better-than expected economic data released near month’s end spurred a boost in the equity markets.

Grant Park’s positions in the metals markets provided mixed results for the portfolio, but were net negative for May.  Losses incurred due to steady decreases in copper prices against the portfolio’s long positions accounted for most of the setbacks in the sector.  Analysts attribute the move to the recent firming of the U.S. dollar and decreased demand from China due to a recent earthquake.  On the short side however, modest profits were earned on a 22.77% slide in the nickel markets, which moved alongside Grant Park’s short positions.

Lastly, the softs/agriculturals sector did not prove profitable this past month, as the portfolio registered minor losses in the grains markets.  Corn prices dipped more than 2%, moving against long positions, in May in response to a strengthening dollar.  Many analysts also attribute declines in grains prices to a late-month drop in energy prices.

OTHER FUND NEWS
We are pleased to announce that your monthly Grant Park statements are now available via the Client Services link on our website at www.dearborncapital.com.  If you no longer wish to receive your paper copy via regular mail, you are asked to return a signed document acknowledging this which is available on our website.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,
David Kavanagh
President

Enclosures

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
MAY 31, 2008

Statement of Income

	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	1,611,039	13,639,254	9,703,059	73,397,367	11,314,098	87,036,621
Change in Unrealized Income (Loss)	730,787	503,224	4,401,425	3,890,940	5,132,212	4,394,164
Brokerage Commissions	(11,311)	(78,612)	(68,124)	(433,895)	(79,435)	(512,507)
Exchange, Clearing Fees and NFA charges	(21,837)	(121,327)	(131,524)	(674,585)	(153,361)	(795,912)
Other Trading Costs	(64,870)	(308,321)	(390,704)	(1,721,060)	(455,574)	(2,029,381)
Change in Accrued Commissions	406	10,910	2,463	58,250	2,869	69,160

Net Trading Income (Loss)	2,244,214	13,645,128	13,516,595	74,517,017	15,760,809	88,162,145

Other Income:
Interest, U.S. Obligations	34,925	214,004	210,347	1,180,904	245,272	1,394,908
Interest, Other	135,908	837,299	818,553	4,636,003	954,461	5,473,302

Total Income (Loss)	2,415,047	14,696,431	14,545,495	80,333,924	16,960,542	95,030,355

Expenses:
Incentive Fees to Trading Managers	399,994	2,552,703	2,409,109	13,941,962	2,809,103	16,494,665
Administrative Fees	16,268	82,891	97,982	461,883	114,250	544,774
O&O Expenses	13,015	66,313	235,156	1,108,518	248,171	1,174,831
Brokerage Expenses	393,692	2,005,967	2,547,521	12,008,941	2,941,213	14,014,908
Illinois Replacement Tax

Total Expenses	822,969	4,707,874	5,289,768	27,521,304	6,112,737	32,229,178

Net Income (Loss)	1,592,078	9,988,557	9,255,727	52,812,620	10,847,805	62,801,177

Statement of Changes in Net Asset Value

Beginning Balance	73,884,049	72,077,907	444,613,917	383,607,889	518,497,966	455,685,796
Additions	1,705,959	7,005,528	10,654,091	40,778,174	12,360,050	47,783,702
Net Income (Loss)	1,592,078	9,988,556	9,255,727	52,812,620	10,847,805	62,801,176
Redemptions	(821,262)	(12,711,167)	(3,093,467)	(15,768,415)	(3,914,729)	(28,479,582)

Balance at MAY 31, 2008	76,360,824	76,360,824	461,430,268	461,430,268	537,791,092	537,791,092
Total Units Held at End of The Period		51,200.44038		355,826.20781
Net Asset Value Per Unit		1,491.410		1,296.786
Rate of Return	2.11%	13.89%	2.03%	13.49%

To the best of my knowledge and belief the
information contained herein is accurate and complete.
 DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP